# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: CBL & ASSOCIATES PROPERTIES INC, CIK 0000910612
CUSIP: 124830878
Title of class of securities: COMMON STOCK PAR VALUE $0.001 PER SHARE
Address of issuer's principal executive offices: 2030 HAMILTON PLACE BVLD, SUITE 500, CBL CENTER, CHATTANOOGA, Tennessee (TN), 37421
Date of event which requires filing of this statement: 08/27/2026
Filed by CIK 0000904853
Persons authorized to receive notices and communications: HOWARD AMSTER, 521 35TH ST, WEST PALM BEACH, Florida (FL), 33407, 2165951047

## Reporting persons
- Amster Howard (CIK 0000904853): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: personal funds (PF); sole voting power 1,376,435; shared voting power 1,030,032; sole dispositive power 1,376,435; shared dispositive power 1,030,032; aggregate amount beneficially owned 2,406,467 (7.8% of the class)
  Comment: *Mr. Amster is deemed to be the beneficial owner of (i) 1,376,435 shares that are owned directly by Mr. Amster: (ii) 377,366 shares that are owned by Pleasant Lake Corp, Pleasant Lake Apts. Limited Partnership, and Laughlin Holdings, all joint filers, over which Mr. Amster has sole voting and dispositive power; (iii) 414,085 shares that are owned in the aggregate by the trusts jointly filing herewith, over which, as trustee, Mr. Amster has sole voting and dispositive power; (iv) the 4,178 shares that are owned by the Howard M. Amster Foundation over which, Mr. Amster, as President, has sole voting and dispositive power; (v) 5,826 shares that are owned by Amster Limited Partnership, which Mr. Amster, as General Partner has sole voting and dispositive power,(vi) 130,092 shares that are owned by Ramat Securities Ltd. which Mr. Amster, as authorized representative and majority member, has shared voting and diSpositive power, (vii) 4,150 shares owned by NewAx Inc., which Mr. Amster, as a Director, has shared voting and dispositive power, and (viii) 94,335 shares held by Pleasant Lake-Skoien Investments LLC, which Mr. Amster, as President of Pleasant Lake Apartments Corp, the General Partner of Pleasant Lake Apartments LP, which is the Managing Member of Pleasant Lake Skoien LLC, has shared voting and dispositive power.
  **Denominator is based on the 30,942,757 shares of common stock outstanding as of August 3, 2026 as reported by the Issuer on Form 10-Q filed with the Securities and Exchange Commission on August 7, 2026.
- PLEASANT LAKE SKOIEN INVESTMENTS LLC: type of reporting person: partnership (PN); citizenship or place of organization: Ohio (OH); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 94,335; sole dispositive power 0; shared dispositive power 94,335; aggregate amount beneficially owned 94,335 (0.3% of the class)
  Comment: *See footnote * to Mr. Amsters cover page.
  **See footnote ** to Mr. Amsters cover page.
- PLEASANT LAKE APARTMENTS LIMITED PARTNERSHIP: type of reporting person: partnership (PN); citizenship or place of organization: Ohio (OH); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 257,446; sole dispositive power 0; shared dispositive power 257,446; aggregate amount beneficially owned 257,446 (0.8% of the class)
  Comment: *See footnote * to Mr. Amsters cover page.
  **See footnote ** to Mr. Amsters cover page.
- HOWARD AMSTER 2019 CHARITABLE REMAINDER UNITRUST #1 U/A DTD 05/20/2019: type of reporting person: other (OO); citizenship or place of organization: Ohio (OH); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 13,865; sole dispositive power 0; shared dispositive power 13,865; aggregate amount beneficially owned 13,865 (0% of the class)
  Comment: *See footnote * to Mr. Amsters cover page.
  **See footnote ** to Mr. Amsters cover page.
- HOWARD AMSTER 2019 CHARITABLE REMAINDER UNITRUST #7 U/A DTD 05/20/2019: type of reporting person: other (OO); citizenship or place of organization: Ohio (OH); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 64; sole dispositive power 0; shared dispositive power 64; aggregate amount beneficially owned 64 (0% of the class)
  Comment: *See footnote * to Mr. Amsters cover page.
  **See footnote ** to Mr. Amsters cover page.
- AMSTER LIMITED PARTNERSHIP: type of reporting person: partnership (PN); citizenship or place of organization: Ohio (OH); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 5,826; sole dispositive power 0; shared dispositive power 5,826; aggregate amount beneficially owned 5,826 (0% of the class)
  Comment: *See footnote * to Mr. Amsters cover page.
  **See footnote ** to Mr. Amsters cover page.
- HOWARD AMSTER 2021 CHARITABLE REMAINDER UNITRUST #1 U/A DTD 08/10/2021: type of reporting person: other (OO); citizenship or place of organization: Ohio (OH); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 236; sole dispositive power 0; shared dispositive power 236; aggregate amount beneficially owned 236 (0% of the class)
  Comment: *See footnote * to Mr. Amsters cover page.
  **See footnote ** to Mr. Amsters cover page.
- LAUGHLIN HOLDINGS LLC: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 117,743; sole dispositive power 0; shared dispositive power 117,743; aggregate amount beneficially owned 117,743 (0.4% of the class)
  Comment: *See footnote * to Mr. Amsters cover page.
  **See footnote ** to Mr. Amsters cover page.
- RAMAT SECURITIES LTD: type of reporting person: partnership (PN); citizenship or place of organization: Ohio (OH); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 130,092; sole dispositive power 0; shared dispositive power 130,092; aggregate amount beneficially owned 130,092 (0.4% of the class)
  Comment: *See footnote * to Mr. Amsters cover page.
  **See footnote ** to Mr. Amsters cover page.
- HOWARD AMSTER 2021 CHARITABLE REMAINDER UNITRUST #3 U/A DTD 11/23/2021: type of reporting person: other (OO); citizenship or place of organization: Ohio (OH); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 204,307; sole dispositive power 0; shared dispositive power 204,307; aggregate amount beneficially owned 204,307
  Comment: *See footnote * to Mr. Amsters cover page.
  **See footnote ** to Mr. Amsters cover page.
- PLEASANT LAKE APARTMENTS CORP: type of reporting person: corporation (CO); citizenship or place of organization: Ohio (OH); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 177; sole dispositive power 0; shared dispositive power 177; aggregate amount beneficially owned 177 (0% of the class)
  Comment: *See footnote * to Mr. Amsters cover page.
  **See footnote ** to Mr. Amsters cover page.
- HOWARD AMSTER 2022 CHARITABLE REMAINDER UNITRUST #1 U/A DTD 03/09/2022: type of reporting person: other (OO); citizenship or place of organization: Ohio (OH); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 35,841; sole dispositive power 0; shared dispositive power 35,841; aggregate amount beneficially owned 35,841 (0.1% of the class)
  Comment: *See footnote * to Mr. Amsters cover page.
  **See footnote ** to Mr. Amsters cover page.
- HOWARD AMSTER FOUNDATION: type of reporting person: other (OO), corporation (CO); citizenship or place of organization: Ohio (OH); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 4,178; sole dispositive power 0; shared dispositive power 4,178; aggregate amount beneficially owned 4,178 (0% of the class)
  Comment: *See footnote * to Mr. Amsters cover page.
  **See footnote ** to Mr. Amsters cover page.
- HOWARD AMSTER 2005 CHARITABLE REMAINDER UNITRUST U/A DTD 01/11/2005: type of reporting person: other (OO); citizenship or place of organization: Ohio (OH); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 159,772; sole dispositive power 0; shared dispositive power 159,772; aggregate amount beneficially owned 159,772 (0.5% of the class)
  Comment: *See footnote * to Mr. Amsters cover page.
  **See footnote ** to Mr. Amsters cover page.
- NEWAX INC.: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 4,150; sole dispositive power 0; shared dispositive power 4,150; aggregate amount beneficially owned 4,150 (0% of the class)
  Comment: *See footnote * to Mr. Amsters cover page.
  **See footnote ** to Mr. Amsters cover page.

## Item 1. Security and Issuer
Title of class of securities: COMMON STOCK PAR VALUE $0.001 PER SHARE
Name of issuer: CBL & ASSOCIATES PROPERTIES INC
Address of issuer's principal executive offices: 2030 HAMILTON PLACE BVLD, SUITE 500, CBL CENTER, CHATTANOOGA, Tennessee (TN), 37421
Comment: This Amendment No, 2 to Schedule 13D (this Amendment No. 2) amends the Reporting Persons initial Schedule 13D filed on March 14, 2023 (the Initial Schedule 13D), and Amendment 1 filed October 22, 2024 with respect to the shares of CBL & Associates Inc. Common Stock (the Common Stock), a Delaware corporation (the Issuer). Except as specifically amended by this Amendment No. 2 and noted in the paragraph below, the Schedule 13D remains unchanged. Unless otherwise indicated, each capitalized term used but not specifically defined herein shall have the meaning ascribed to such term in the Initial Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: (a) See Items 11 and 13 of the cover pages of this Schedule 13D, as amended , which Items are incorporated herein by reference, for the aggregate number of shares and percentage of the Common Stock identified pursuant to Item 1 beneficially owned by each of the Reporting Persons.
Number of shares as to which each person has sole or shared power to vote or dispose: (b) See Items 7, 8, 9, and 10 of the cover pages to this Schedule 13D, which Items are incorporated herein by reference, for the aggregate number of shares of the Common Stock beneficially owned by each of the Reporting Persons as to which there is sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition of such shares of the Common Stock.
Transactions in the class effected during the past sixty days:
(c) The following table sets forth all transactions with respect to shares of the Common Stock effected during the past sixty (60) days by any of the Reporting Persons, inclusive of any transactions effected through 5:00 p.m., New York City time, on August 27, 2026. All transactions were sales and were conducted on the open market. If the shares were purchased in multiple transactions on a single trading day, the price per share reported is the weighted average price.
Trade Date Shares Sold Seller Price Per Share High Low
06/30/26 10,500 Howard Amster 52.85 52.86 52.81
07/06/26 25,900 Howard Amster 53.51 53.68 53.09
07/07/26 42,500 Howard Amster 53.71 54.20 53.20*
07/08/26 8,000 Howard Amster 53.24 53.55 53.00
07/09/26 22,200 Howard Amster 52.35 52.55 52.30
07/10/26 500 Howard Amster 52.10 52.10 52.10
07/13/26 19,150 Howard Amster 52.19 52.65 51.66
07/14/26 15,000 Howard Amster 52.08 52.12 52.00
07/15/26 1,400 Howard Amster 52.71 52.71 52.71
07/16/26 6,600 Howard Amster 53.92 54.00 53.60
07/20/26 24,000 Howard Amster 55.07 55.20 54.79
07/21/26 2,700 Howard Amster 55.20 55.30 55.08
07/22/26 23,400 Howard Amster 55.85 56.14 55.66
07/23/26 4,600 Howard Amster 56.56 56.72 56.00
07/24/26 10,000 Howard Amster 57.02 57.17 56.15*
07/31/26 43,000 Howard Amster 58.32 58.82 58.05
08/25/26 12,000 Howard Amster 55.75 55.88 55.82
08/26/26 17,000 Howard Amster 55.43 55.60 55.34
08/27/26 2,500 Howard Amster 54.89 54.90 55.87

*Filer will furnish the Commission (upon request) with full details of number of shares sold at each separate price
Other persons with the right to receive dividends or sale proceeds: (d) Other than the Reporting Persons, no other person is known by the Reporting Persons to have the right to receive or direct the receipt of dividends from, or the proceeds from the sale of the shares of the shares of the CBL Common Stock of the Issuer beneficially owned by the reporting persons
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class:
(e) Not Applicable.

(SIGNATURE PAGE FOLLOWS)

## Signatures
- Amster Howard: HOWARD AMSTER, HOWARD AMSTER (08/28/2026)
- PLEASANT LAKE SKOIEN INVESTMENTS LLC: HOWARD AMSTER, PRESIDENT PLEASANT LAKE APARTMENTS CORP GENERAL PARTNER PLEASANT LAKE APARTMENTS LP MANAGING MEMBER (08/28/2026)
- PLEASANT LAKE APARTMENTS LIMITED PARTNERSHIP: HOWARD AMSTER, PRESIDENT PRESIDENT LAKE CORP GENERAL PARTNER (08/28/2026)
- HOWARD AMSTER 2019 CHARITABLE REMAINDER UNITRUST #1 U/A DTD 05/20/2019: HOWARD AMSTER, TRUSTEE (08/28/2026)
- HOWARD AMSTER 2019 CHARITABLE REMAINDER UNITRUST #7 U/A DTD 05/20/2019: HOWARD AMSTER, TRUSTEE (08/28/2026)
- AMSTER LIMITED PARTNERSHIP: HOWARD AMSTER, GENERAL PARTNER (08/28/2026)
- HOWARD AMSTER 2021 CHARITABLE REMAINDER UNITRUST #1 U/A DTD 08/10/2021: HOWARD AMSTER, TRUSTEE (08/28/2026)
- LAUGHLIN HOLDINGS LLC: HOWARD AMSTER, PRESIDENT PLEASANT LAKE APARTMENTS CORP GENERAL PARTNER PLEASANT LAKE APARTMENTS LP MANAGING MEMBER (08/28/2026)
- RAMAT SECURITIES LTD: HOWARD AMSTER, MAJORITY OWNER AND AUTHORIZED REPRESENTATIVE (08/28/2026)
- HOWARD AMSTER 2021 CHARITABLE REMAINDER UNITRUST #3 U/A DTD 11/23/2021: HOWARD AMSTER, TRUSTEE (08/28/2026)
- PLEASANT LAKE APARTMENTS CORP: HOWARD AMSTER, PRESIDENT (08/28/2026)
- HOWARD AMSTER 2022 CHARITABLE REMAINDER UNITRUST #1 U/A DTD 03/09/2022: HOWARD AMSTER, TRUSTEE (08/28/2026)
- HOWARD AMSTER FOUNDATION: HOWARD AMSTER, PRESIDENT (08/28/2026)
- HOWARD AMSTER 2005 CHARITABLE REMAINDER UNITRUST U/A DTD 01/11/2005: HOWARD AMSTER, TRUSTEE (08/28/2026)
- NEWAX INC.: HOWARD AMSTER, DIRECTOR (08/28/2026)